Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 5, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by J.P. Morgan Securities LLC (the “Dealer Manager”) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF

COMMON STOCK

AT $5.00 PER SHARE

AND

ALL OUTSTANDING SHARES OF

SERIES A CONVERTIBLE PREFERRED STOCK

AT $20.00 PER SHARE

OF

CLARIENT, INC.

BY

CRANE MERGER SUB, INC.

AN INDIRECT WHOLLY OWNED SUBSIDIARY

OF

GENERAL ELECTRIC COMPANY

Crane Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of General Electric Company, a New York corporation (“Parent”), is making an offer to purchase (i) all outstanding shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”), at a price of $5.00 per Common Share in cash (the “Common Offer Price”) and (ii) all outstanding shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”), at a price of $20.00 per Preferred Share in cash (the “Preferred Offer Price”), in each case without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, together with any amendments or supplements thereto, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 6, 2010, UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, IF THE PURCHASER HAS NOT ACCEPTED SUCH SHARES FOR PAYMENT BY JANUARY 4, 2011, SUCH SHARES MAY BE WITHDRAWN AT ANY TIME AFTER THAT DATE UNTIL THE PURCHASER ACCEPTS SHARES FOR PAYMENT.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 22, 2010 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The “Minimum Condition” generally requires that there be validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below) that number of Shares which, together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Common Shares then outstanding on a fully diluted basis (which means, as of any time, the number of Common Shares outstanding, plus the maximum number of Common Shares that may be issued (i) upon the conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities (including the Preferred Shares) and similar rights or (ii) pursuant to contractual earnout or milestone provisions, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in the Offer to Purchase)).

The Merger Agreement provides that, subject to certain conditions, the Purchaser will be merged with and into the Company with the Company surviving as an indirect, wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Common Share and Preferred Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares held in the treasury of the Company or owned of record by any subsidiary of the Company, and all Shares owned of record by Parent or the Purchaser, or any of their respective subsidiaries, which will be canceled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their dissenters’ rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Common Offer Price and the Preferred Offer Price, respectively, in cash, without interest and less any required withholding taxes.

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) declared that the Merger Agreement is advisable; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger and the transactions contemplated thereby.

Concurrently with the execution of the Merger Agreement, each of Safeguard Delaware, Inc. (“Safeguard”) and Oak Investment Partners XII, Limited Partnership (“Oak”), each in its capacity as a stockholder of the Company, entered into a Tender and Support Agreement with the Purchaser and Parent pursuant to which such parties have agreed to, among other things, tender all of their Shares into the Offer. As of November 2, 2010, Safeguard and Oak were the record and beneficial owners of Shares representing approximately 28% and 19%, respectively, of the outstanding Common Shares (on a fully diluted basis).

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to BNY Mellon Shareowner Services (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Common Offer Price or the Preferred Offer Price, as applicable, for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Subject to the Merger Agreement, Purchaser may, without the Company’s consent, and must (except as described below), if requested by the Company at any scheduled expiration date, extend the Offer on one or more occasions for any period of up to 10 business days per extension if, at any then-scheduled expiration of the Offer, any of the conditions to the Purchaser’s obligation under the Merger Agreement to accept for payment and pay for the Shares validly tendered in the Offer is not satisfied or waived by Parent or the Purchaser. In addition, the Purchaser must extend the Offer (i) for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff or (ii) following Parent’s receipt of written notice from the Company within the three business day period immediately preceding (and including) any scheduled expiration date advising Parent that the Company Board intends to make a Change of Board Recommendation (as defined in the Offer to Purchase) or terminate the Merger Agreement in accordance with its rights thereunder, until (and including) the third business day following the date of such receipt.

The Purchaser will not, however, be required to extend the Offer (i) beyond April 22, 2010, (ii) under certain circumstances in which the Company is in breach of the Merger Agreement and such breach is not reasonably capable of being cured by the Company within 45 days or (iii) under certain circumstances after the Company delivers or is required under the Merger Agreement to deliver to Parent a notice with respect to an Acquisition Proposal (as defined in the Offer to Purchase) that has been received by the Company. For a more detailed description of the circumstances under which the Offer may be extended, see Section 1 of the Offer to Purchase.

Any extension of the Offer will be followed promptly by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 4, 2011 (which is the 60th day after the date of the Offer to Purchase). For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2 of the Offer to Purchase) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depository Trust Company to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, subject to the final and non-appealable determination of a court of competent jurisdiction in the event of a dispute.

Under the Merger Agreement, the Purchaser may, without the Company’s consent, and it must, if requested by the Company, provide a subsequent offering period (a “Subsequent Offering Period”), in accordance with Rule 14d-11 under the Exchange Act following its acceptance of Shares in the Offer if necessary for it to obtain at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares (collectively, the “Short-Form Threshold”) without regard to the exercise of the Top-Up Option (as defined in the Offer to Purchase). The Short-Form Threshold represents the number of Common Shares and Preferred Shares required to consummate the Merger through a “short-form” merger under the DGCL.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be addressed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue – 3rd Floor

Stamford, CT 06902

Banks and Brokers Call: (800) 662-5200

Call Toll Free: (800) 279-6413

The Dealer Manager for the Offer is:

383 Madison Avenue

New York, New York 10179

Call Toll Free: (877) 371-5947

4